SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 16, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

A press release dated October 16, 2003, announcing Groupe Danone’s sales for the first 9 months of 2003 and confirming Groupe Danone’s final results for the first half of 2003.

PRESS RELEASE

October 16th, 2003

Q3 sales 2003

Like-for-like sales growth: an increase of +9.4%

(+8.0% for the first 9 months)

Groupe DANONE confirms its 2003 financial targets

1 – Like-for-like sales growth of +9.4% for the 3rd quarter 2003

Groupe Danone has achieved a vigorous 9.4% like-for-like growth in third-quarter sales. This takes the like-for-like sales growth to +8.0% for the first 9 months of 2003.

Consolidated sales amounted to €10,109 million in the first 9 months of 2003, decreasing by –3.4% on an historical basis.

Changes in exchange rates had a negative impact of –7.2% while the scope of consolidation negatively impacted sales by –4.2%.

Figures by business line and geographical area for the first 9 months are as follows:

€ millions	9 months 2002	9 months 2003	Change like for like [1]
BY BUSINESS LINE
Fresh Dairy Products	4,820	4,674	+9.9%
Beverages	2,986	2,907	+11.1%
Biscuits & Cereal Products	2,394	2,293	+1.3%
Other Food Business	267	235	+0.9%
BY GEOGRAPHICAL AREA
Europe	6,721	6,752	+6.5%
Asia	1,586	1,568	+11.0%
Rest of World	2,160	1,789	+10.5%
Group	10,467	10,109	+8.0%

[1] : like for like = at constant scope of consolidation and exchange rates

For further information:

Communication Department: +33 1 44 35 20 70/ + 33 1 44 35 20 75

GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

Like-for-like sales growth by business line and geographical area is as follows :

like-for-like	1st Quarter	2nd Quarter	1st Half	3rd Quarter	9 Months
BY BUSINESS LINE
Fresh Dairy Products	+9.4%	+10.1%	+9.8%	+10.2%	+9.9%
Beverages	+11.4%	+6.6%	+8.8%	+15.3%	+11.1%
Biscuits & Cereal Products	+1.5%	+0.7%	+1.1%	+1.8%	+1.3%
Other Food Business	+0.8%	-0.4%	+0.2%	+2.3%	+0.9%
BY GEOGRAPHICAL AREA
Europe	+5.4%	+6.1%	+5.7%	+8.1%	+6.5%
Asia	+17.2%	+3.0%	+9.7%	+13.6%	+11.0%
Rest of World	+8.8%	+11.9%	+10.4%	+10.6%	+10.5%
Group	+7.8%	+6.6%	+7.2%	+9.4%	+8.0%

The performance of Beverages, in the third quarter, reflects the very favourable weather conditions in Europe. In the first nine months of the year, this effect was balanced out by the negative impact of SARS, which reduced the sales of Beverages in Asia, in the second quarter.

On a reported basis, 3rd quarter sales increased by +5.2%. Changes in exchange rates had a negative impact of -4.7% and changes in the scope of consolidation had a positive impact of +0.5%.

2 — Groupe DANONE confirms its 2003 1st Half results

The Board of Directors of Groupe DANONE approved the preliminary 2003 1st Half Results, published on July 23rd: sales increased by +7.2% on a like-for-like basis, operating margin rose from 11.1% to 11.9%, growth in fully diluted earnings per share was +4.8% (excluding exceptional one-time items).

For further information:

Communication Department: +33 1 44 35 20 70/ + 33 1 44 35 20 75

GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

2003 1st Half key figures :

€ millions	1ST Half 2002	1ST Half 2003	Change
Net Sales	7,152	6,622	+7.2%[1]
Operating Result	796	787
Operating Margin	11.1%	11.9%	+75	bp
Exceptional items	(1,039)	(29)
Financial charges	(66)	(41)
Taxes	(240)	(243)
Minority interests	(103)	(93)
Net earnings of equity method companies	22	22
Net Result	(630)	403
Of which exceptional one-time items	(1,032)	0
Net Result (excl. exceptional one-time items)	402	403	+0.2%
Fully diluted earnings per share (excl. exceptional one-time items)	€2.94	€3.08	+4.8%
Free Cash Flow [2]	426	479	+12.4%
Shareholders’ equity (including minorities)	4,522	5,365
Net financial debt	4,456	3,163

[1] at constant scope of consolidation and exchange rates

[2] Cash flow from operations – capital expenditure –change in working capital requirement

3 – Groupe DANONE confirms its financial targets for the full year 2003

The performance to date reinforces Groupe DANONE’s capacity to reach its full year 2003 targets:

•	Like-for-like sales growth and increase of operating margin should be at the top end of the announced targets: [+5%-+7%] and [+20-+40 basis points] respectively.
•	Fully diluted earnings per share (excluding exceptional one-time items) should increase, as expected, by roughly +5%.

o o O o o

2003 Final audited results will be released on February 11th, 2004.

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements regarding Groupe Danone’s growth and margin targets for 2003. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2003.

For further information:

Communication Department: +33 1 44 35 20 70/ + 33 1 44 35 20 75

GROUPE DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 33 1 45 63 88 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 16, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer

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